March 23, 2011	TSX: HNC
Frankfurt Exchange: WKN-AOB6ST

Hard Creek Nickel Corporation
STOCK OPTIONS GRANTED

(VANCOUVER) – Hard Creek Nickel Corporation (the “Company”) today announces that pursuant to its Stock Option Plan, approved by the Toronto Stock Exchange, the Company will be granted 100,000 stock options to certain Consultants, Directors, Officers and Employees, exercisable at $0.50 per share, expiring March 18, 2016.

The Company is currently applying for a listing of additional shares with the TSX. The Options granted in this Option Agreement may not be exercised unless and until the Company has listed the shares with the TSX Exchange.

On behalf of the Board of Directors,

“Mark Jarvis”

     MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

The TSX does not accept responsibility for the accuracy or adequacy of this news release.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7
T: 604-681-2300 F: 604-681-2310
E: info@hardcreek.com W: www.hardcreeknickel.com